EXHIBIT 22

Vector Group Ltd. List of Guarantor Subsidiaries

Vector Group Ltd. (“Vector Group”), a Delaware corporation, and the following 100% owned subsidiaries of Vector Group have filed a shelf registration statement for the offering of debt securities on a delayed or continuous basis. Any such debt securities may be issued by Vector Group and guaranteed on a full and unconditional basis by the following subsidiaries:

Entity	Jurisdiction of Incorporation or Organization
VGR Holding LLC	Delaware
Liggett Group LLC	Delaware
Liggett Vector Brands LLC	Delaware
Vector Research LLC	Delaware
Vector Tobacco Inc.	Virginia
Liggett & Myers Holdings Inc.	Canada
100 Maple LLC	Delaware
V.T. Aviation LLC	Delaware
VGR Aviation LLC	Delaware
Eve Holdings LLC	Delaware
Zoom E-Cigs LLC	Delaware
DER Holdings LLC	Delaware